UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2013

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholder's Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Managements's Discussion and Analysis of Financial Condition and Results of Operations

On January 9, 2013, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2012.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2013 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2013 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 11, 2013

EXFO Reports First-Quarter Results for Fiscal 2013

▪	Sales reach US$59.8 million
▪	Bookings attain $64.3 million, book-to-bill ratio of 1.07
▪	Adjusted EBITDA totals US$2.7 million

QUEBEC CITY, CANADA, January 9, 2013 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2012.

Sales reached US$59.8 million in the first quarter of fiscal 2013 compared to US$66.4 million in the first quarter of 2012 and US$57.2 million in the fourth quarter of 2012.

Bookings attained US$64.3 million in the first quarter of fiscal 2013 compared to US$71.4 million in the same period last year and US$55.2 million in the fourth quarter of 2012. The company’s book-to-bill ratio was 1.07 in the first quarter of 2013.

Gross margin* amounted to 60.5% of sales in the first quarter of fiscal 2013 compared to 64.8% in the first quarter of 2012 and 62.8% in the fourth quarter of 2012.

IFRS net loss in the first quarter of fiscal 2013 totaled US$1.6 million, or US$0.03 per share, compared to net earnings of US$2.9 million, or US$0.05 per diluted share, in the same period last year and a net loss of US$3.7 million, or US$0.06 per share, in the fourth quarter of 2012. IFRS net loss in the first quarter of 2013 included US$1.9 million in after-tax amortization of intangible assets, a foreign exchange gain of US$0.8 million and US$0.4 million in stock-based compensation costs.

Adjusted EBITDA** totaled US$2.7 million, or 4.5% of sales, in the first quarter of fiscal 2013 compared to US$6.5 million, or 9.7% of sales, in the first quarter of 2012 and US$4.5 million, or 8.0% of sales, in the fourth quarter of 2012.

“Despite a challenging environment during the last several quarters, I am increasingly optimistic about EXFO’s opportunities for fiscal 2013 based on improving market conditions, recent investment plans announced by network operators and our highest bookings level in the past year,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “While both Protocol and Physical-layer product groups delivered sequential bookings growth of about 15% in the first quarter, I am particularly excited about our Protocol  solutions, especially in the areas of 4G/LTE, mobile backhaul and service assurance where we’re gaining traction with tier-1 wireless operators. Given these data points, our history of market-share gains and recent restructuring initiative, we plan to increase sales 6% to 10% in 2013 and significantly improve profitability.”

Selected Financial Information
(In thousands of US dollars)

	Q1 2013	Q4 2012	Q1 2012

Sales	$59,821	$57,156	$66,388

Gross margin*	$36,164	$35,899	$43,018
	60.5%	62.8%	64.8%

Other selected information:
IFRS net earnings (loss)	$(1,638)	$(3,714)	$2,887
Amortization of intangible assets	$1,962	$1,931	$1,921
Stock-based compensation costs	$448	$429	$555
Restructuring costs	$–	$2,329	$–
Net income tax effect of the above items	$(67)	$(247)	$(30)
Foreign exchange gain (loss)	$756	$(1,940)	$1,664
Adjusted EBITDA**	$2,720	$4,546	$6,472

Operating Expenses
Selling and administrative expenses totaled US$22.3 million, or 37.3% of sales in the first quarter of fiscal 2013 compared to US$24.6 million, or 37.1% of sales, in the same period last year and US$22.2 million, or 38.9% of sales, in the fourth quarter of 2012.

Gross research and development expenses amounted to US$13.9 million, or 23.2% of sales, in the first quarter of fiscal 2013 compared to US$14.8 million, or 22.3% of sales, in the first quarter of 2012 and US$14.1 million, or 24.7% of sales, in the fourth quarter of 2012.

Net R&D expenses totaled US$11.6 million, or 19.4% of sales, in the first quarter of fiscal 2013 compared to US$12.5 million, or 18.8% of sales, in the same period last year and US$11.9 million, or 20.8% of sales, in the fourth quarter of 2012.

First-Quarter Highlights
•
EXFO’s sales and bookings improved 4.7% and 16.4% sequentially in the first quarter mainly due to increased traction of Physical-layer products and less seasonality. It should be noted the company was unable to recognize into revenue in the first quarter more than US$2.0 million in orders. EXFO’s top customer accounted for 7.2% of sales in the first quarter, while the top three represented 15.6%. Global sales originated 56% from the Americas, 27% from Europe, Middle East and Africa (EMEA), and 17% from Asia-Pacific.

•
Focusing on profitability, EXFO expects to benefit from US$8.0 million in annual cost-savings from its almost completed restructuring plan. The company has reported US$2.3 million in restructuring costs so far with US$0.3 million left to incur in the second quarter of 2013. Based on increased sales volume and a tight control on expenses, EXFO expects to deliver a significant improvement in adjusted EBITDA in 2013.

•
On the innovation front, EXFO launched five new products, including the next-generation BV-110 service assurance probe that enables network operators to validate service-level agreements and end-user quality of experience (QoE) at customer premises and cell sites. It fully complements the recently launched BV-3100 hardware probe, which allows operators to accelerate Ethernet deployments in wireless backhaul and metro networks. The company also strengthened its FTB Ecosystem and EXFO Connect initiative with the introduction of FTB Anywhere, a unique cloud-based solution allowing an operator to share software licenses among its fleet of FTB platforms to avoid costly delays in shipping units across large geographies.

Business Outlook
EXFO forecasts sales between US$62.0 million and US$67.0 million for the second quarter of fiscal 2013, while IFRS net loss is expected to range between US$0.04 and US$0.00 per share. Net loss includes US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2013. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9005. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 16, 2013. The replay number is 1-402-977-9141 and the reservation number is 21620458. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, restructuring charges, stock-based compensation costs and foreign exchange gain (loss).

The following tables summarize the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30, 2012	Three months ended August 31, 2012	Three months ended November 30, 2011

IFRS net earnings (loss) for the period	$(1,638)	$(3,714)	$2,887

Add (deduct):

Depreciation of property, plant and equipment	1,605	1,535	1,568
Amortization of intangible assets	1,962	1,931	1,921
Interest (income) expenses	(33)	(63)	71
Income taxes	1,132	159	1,134
Restructuring charges	‒	2,329	‒
Stock-based compensation costs	448	429	555
Foreign exchange (gain) loss	(756)	1,940	(1,664)
Adjusted EBITDA for the period	$2,720	$4,546	$6,472

Adjusted EBITDA in percentage of sales	4.5%	8.0%	9.7%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2012	As at August 31, 2012
Assets

Current assets
Cash	$50,818	$58,868
Short-term investments	8,171	8,236
Accounts receivable
Trade	45,701	37,643
Other	3,773	4,283
Income taxes and tax credits recoverable	8,597	9,024
Inventories	41,065	41,212
Prepaid expenses	3,415	3,800
	161,540	163,066

Tax credits recoverable	40,511	38,397
Property, plant and equipment	49,045	49,848
Intangible assets	12,214	14,132
Goodwill	28,958	29,160
Deferred income taxes	11,946	12,080

	$304,214	$306,683
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$35,202	$32,392
Provisions	853	952
Income taxes payable	1,068	917
Current portion of long-term debt	583	565
Deferred revenue	9,348	10,583
	47,054	45,409

Deferred revenue	4,596	4,997
Long-term debt	291	282
Other liabilities	413	609
Deferred income taxes	2,609	2,105
	54,963	53,402

Shareholders’ equity
Share capital (note 4)	110,835	110,965
Contributed surplus	16,950	17,298
Retained earnings	109,873	111,511
Accumulated other comprehensive income	11,593	13,507

	249,251	253,281

	$304,214	$306,683

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,

	2012	2011

Sales	$59,821	$66,388

Cost of sales (1) (note 5)	23,657	23,370
Selling and administrative (note 5)	22,290	24,618
Net research and development (note 5)	11,602	12,483
Depreciation of property, plant and equipment (note 5)	1,605	1,568
Amortization of intangible assets (note 5)	1,962	1,921
Earnings (loss) from operations	(1,295)	2,428

Interest income (expenses)	33	(71)
Foreign exchange gain	756	1,664
Earnings (loss) before income taxes	(506)	4,021

Income taxes (note 6)	1,132	1,134

Net earnings (loss) for the period	$(1,638)	$2,887

Basic and diluted net earnings (loss) per share	$(0.03)	$0.05

Basic weighted average number of shares outstanding (000’s)	60,389	60,341

Diluted weighted average number of shares outstanding (000’s) (note 7)	60,389	61,763

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,

	2012	2011

Net earnings (loss) for the period	$(1,638)	$2,887
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(1,708)	(11,827)
Items that may be reclassified subsequently to net earnings
Unrealized gains on forward exchange contracts	(83)	(819)
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	(199)	(625)
Deferred income tax effect of gains on forward exchange contracts	76	395
	(206)	(1,049)
Other comprehensive loss	(1,914)	(12,876)

Comprehensive loss for the period	$(3,552)	$(9,989)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholder's Equity

(in thousands of US dollars)

	Three months ended November 30, 2011
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Redemption of share capital (note 4)	(244)	(119)	–	–	(363)
Reclassification of stock-based compensation costs	848	(848)	–	–	–
Stock-based compensation costs	–	489	–	–	489
Net earnings for the period	–	–	2,887	–	2,887
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(11,827)	(11,827)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $395	–	–	–	(1,049)	(1,049)

Total comprehensive income (loss) for the period	–	–	2,887	(12,876)	(9,989)

Balance as at November 30, 2011	$110,945	$17,539	$117,991	$8,173	$254,648

	Three months ended November 30, 2012
	Share Capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 4)	51	–	–	–	51
Redemption of share capital (note 4)	(793)	(180)	–	–	(973)
Reclassification of stock-based compensation costs	612	(612)	–	–	–
Stock-based compensation costs	–	444	–	–	444
Net loss for the period	–	–	(1,638)	–	(1,638)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(1,708)	(1,708)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $76	–	–	–	(206)	(206)

Total comprehensive loss for the period	–	–	(1,638)	(1,914)	(3,552)

Balance as at November 30, 2012	$110,835	$16,950	$109,873	$11,593	$249,251

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,

	2012	2011

Cash flows from operating activities
Net earnings (loss) for the period	$(1,638)	$2,887
Add (deduct) items not affecting cash
Change in discount on short-term investments	2	31
Stock-based compensation costs	448	555
Depreciation and amortization	3,567	3,489
Deferred revenue	(1,531)	(1,141)
Deferred income taxes	733	718
Change in foreign exchange gain/loss	(23)	(1,214)
	1,558	5,325

Change in non-cash operating items
Accounts receivable	(8,104)	(2,897)
Income taxes and tax credits	(1,873)	172
Inventories	(160)	593
Prepaid expenses	359	15
Accounts payable, accrued liabilities and provisions	3,637	3,397
Other liabilities	(195)	(61)
	(4,778)	6,544
Cash flows from investing activities
Additions to short-term investments	(24,533)	(57,922)
Proceeds from disposal and maturity of short-term investments	24,527	90,779
Additions to capital assets	(1,989)	(4,486)
	(1,995)	28,371
Cash flows from financing activities
Bank loan	–	(785)
Exercise of stock options	51	–
Redemption of share capital	(973)	(363)
	(922)	(1,148)

Effect of foreign exchange rate changes on cash	(355)	(368)

Change in cash	(8,050)	33,399
Cash – Beginning of the period	58,868	22,771
Cash – End of the period	$50,818	$56,170

Supplementary information
Interest paid	$9	$27
Income taxes paid	$385	$735

As at November 30, 2011 and 2012, unpaid purchases of capital assets amounted to $1,941 and $2,133 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 9, 2013.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Interim results may not necessarily be indicative of results anticipated for the entire year.

New Accounting Standard

Financial statement presentation

The IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. The company adopted this new standard on September 1, 2012 and classified items of other comprehensive income accordingly.

3	Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2012, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2012 to August 2013	$ 16,700	1.0243
September 2013 to August 2014	3,600	1.0439
Total	$ 20,300	1.0277

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and $625,000 as at November 30, 2012.

Based on the portfolio of forward exchange contracts as at November 30, 2012, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $510,000.

As at November 30, 2012, forward exchange contracts in the amount of $510,000 are presented as current assets in other receivable in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended November 30, 2011 and 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $433,000 and $202,000 respectively.

4	Share Capital

On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the three months ended November 30, 2011 and 2012.

	Three months ended November 30, 2011
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2011	31,643,000	$1	28,621,999	$110,340	$110,341
Redemption of restricted share units	−	−	184,167	−	−
Redemption of share capital	−	−	(63,146)	(244)	(244)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	848	848

Balance as at November 30, 2011	31,643,000	$1	28,743,020	$110,944	$110,945

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended November 30, 2012
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2012	31,643,000	$1	28,710,891	$110,964	$110,965
Exercise of stock options	−	−	23,275	51	51
Redemption of restricted share units	−	−	127,949	−	−
Redemption of share capital	−	−	(205,123)	(793)	(793)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	612	612

Balance as at November 30, 2012	31,643,000	$1	28,656,992	$110,834	$110,835

5	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,

	2012	2011

Gross research and development expenses	$13,898	$14,813
Research and development tax credits and grants	(2,296)	(2,330)

	$11,602	$12,483

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,

	2012	2011

Cost of sales
Depreciation of property, plant and equipment	$445	$528
Amortization of intangible assets	1,274	1,284
	1,719	1,812

Selling and administrative expenses
Depreciation of property, plant and equipment	297	283
Amortization of intangible assets	442	474
	739	757

Net research and development expenses
Depreciation of property, plant and equipment	863	757
Amortization of intangible assets	246	163
	1,109	920
	$3,567	$3,489

Depreciation of property, plant and equipment	$1,605	$1,568
Amortization of intangible assets	1,962	1,921
	$3,567	$3,489

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended November 30,

	2012	2011

Salaries and benefits	$31,047	$32,994
Stock-based compensation costs	448	555

Total employee compensation for the period	$31,495	$33,549

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,

	2012	2011

Cost of sales	$55	$59
Selling and administrative expenses	313	377
Net research and development expenses	80	119
	$448	$555

6	Income taxes

For the three months ended November 30, 2011 and 2012, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,

	2012	2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2012 and 28% in 2011)	$(137)	$1,126

Increase (decrease) due to:
Foreign income taxed at different rates	(181)	105
Non-taxable (income)/loss	(792)	707
Non-deductible expenses	201	465
Foreign exchange effect of translation of foreign operations	358	(1,379)
Recognition of previously unrecognized deferred income tax assets	‒	(557)
Utilization of previously unrecognized deferred income tax assets	(7)	(28)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,639	567
Other	51	128

	$1,132	$1,134

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended November 30,

	2012	2011

Current	$399	$416
Deferred	733	718

	$1,132	$1,134

7	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2012	2011

Basic weighted average number of shares outstanding (000’s)	60,389	60,341
Plus dilutive effect of (000’s):
Stock options	32	163
Restricted share units	661	1,151
Deferred share units	133	108

Diluted weighted average number of shares outstanding (000’s)	61,215	61,763
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	121	173

For the three months ended November 30, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market condition; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate businesses that we acquire; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 9, 2013.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP (Internet Protocol) fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (long-term evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), carrier Ethernet, and 40G/100G network upgrades. Customers on a global basis rely on our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring.

We reported sales of $59.8 million in the first quarter of fiscal 2013, which represents a decrease of 9.9% compared to the same period last year. We also reported bookings of $64.3 million in the first quarter of fiscal 2013, for a book-to-bill ratio of 1.07, compared to $71.4 million for the same period last year.

Net loss amounted to $1.6 million, or $0.03 per share, in the first quarter of fiscal 2013, compared to net earnings of $2.9 million, or $0.05 per diluted share, for the same period last year. Net loss for the first quarter of fiscal 2013 included $1.9 million in after-tax amortization of intangible assets, $448,000 in stock-based compensation costs and a foreign exchange gain of $756,000. Loss from operations amounted to $1.3 million, or 2.2% of sales in the first quarter of fiscal 2013, compared to earnings from operations of $2.4 million, or 3.6% of sales for the same period last year.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, stock-based compensation costs and foreign exchange gain) reached $2.7 million, or 4.5% of sales in the first quarter of fiscal 2013, compared to $6.5 million, or 9.7% of sales for the same period last year. See further in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

We launched five new products in the first quarter of fiscal 2013 including FTB Anywhere, a new offering providing cloud-hosted test licenses that can be shared among a network operator’s fleet of FTB platforms on a daily basis; the BV-110 Verifier, a next-generation hardware probe designed for validating service-level agreements at customer premises and cell sites, while measuring end-user quality of experience (QoE) for multiple services; and we introduced open base station architecture initiative (OBSAI) and optical transport network (OTN) test functionalities for our NetBlazer multiservice testers.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended November 30,		Three months ended November 30,

	2012	2011	2012	2011

Sales	$59,821	$66,388	100.0%	100.0%

Cost of sales (1)	23,657	23,370	39.5	35.2
Selling and administrative	22,290	24,618	37.3	37.1
Net research and development	11,602	12,483	19.4	18.8
Depreciation of property, plant and equipment	1,605	1,568	2.7	2.4
Amortization of intangible assets	1,962	1,921	3.3	2.9
Earnings (loss) from operations	(1,295)	2,428	(2.2)	3.6
Interest income (expenses)	33	(71)	−	(0.1)
Foreign exchange gain	756	1,664	1.4	2.5
Earnings (loss) before income taxes	(506)	4,021	(0.8)	6.0
Income taxes	1,132	1,134	1.9	1.7
Net earnings (loss) for the period	$(1,638)	$2,887	(2.7)%	4.3%

Basic and diluted net earnings (loss) per share	$(0.03)	$0.05

Other selected information:

Gross margin (2)	$36,164	$43,018	60.5%	64.8%

Research and development:
Gross research and development	$13,898	$14,813	23.2%	22.3%
Net research and development	$11,602	$12,483	19.4%	18.8%

Adjusted EBITDA (2)	$2,720	$6,472	4.5%	9.7%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 27 for non-IFRS measures.

SALES AND BOOKINGS

For the three months ended November 30, 2012, our sales decreased 9.9% to $59.8 million, compared to $66.4 million for the same period last year, and our bookings decreased 10.0% to $64.3 million, compared to $71.4 million for the same period last year, for a book-to-bill ratio of 1.07.

Over the last few quarters, market conditions in the telecommunications industry have been tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. These factors had a negative impact on our sales and bookings in the first quarter of fiscal 2013, compared to the same period last year, as we believe that market conditions in the telecommunications industry deteriorated year-over-year. In addition, in the first quarter of fiscal 2013, calendar year-end budget spending from network operators was even more limited than for the same period last year, which further reduced our bookings year-over-year.

Geographic distribution

In the first quarter of fiscal 2013, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 56%, 27% and 17% of sales respectively, compared to 55%, 27% and 18% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2012 and 2013, no customer accounted for more than 10% of our sales, and our top three customers accounted for 10.2% and 15.6 % of our sales respectively.

GROSS MARGIN (non-IFRS measure – refer to page 27 of this document)

Gross margin reached 60.5% of sales for the three months ended November 30, 2012, compared to 64.8% for the same period last year.

The decrease in our gross margin in the first quarter of fiscal 2013, compared to the same period last year, can be explained by the following factors.

In the first quarter of fiscal 2013, our gross margin was negatively affected by the shift in product mix in favor of our physical-layer solutions, compared to the same period last year. In fact, sales of these products, which typically deliver lower margins than our protocol-layer solutions, represented a larger portion of our sales in the first quarter of fiscal 2013, compared to the same period last year. Namely, in the first quarter of fiscal 2013, we shipped large orders for our copper-access test solutions (included in our physical-layer solutions), which product line typically delivers lower margins.

In addition, a lower sales volume in the first quarter of fiscal 2013 compared to the same period last year (9.9%) resulted in a lower absorption of our fixed manufacturing costs, which resulted in a lower gross margin year-over-year.

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customers, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2012, selling and administrative expenses were $22.3 million, or 37.3% of sales, compared to $24.6 million, or 37.1% of sales for the same period last year.

First, in the first quarter of fiscal 2013, our selling and administrative expenses, especially salaries and benefits as well as travel expenses, decreased year-over-year due in part to the impact of our restructuring plan implemented in the fourth quarter of fiscal 2012.

In addition, in the first quarter of fiscal 2013, commission expenses to our sales channels were lower compared to the same period last year mainly due to a lower sales volume year-over-year.

For fiscal 2013, we expect our selling and administrative expenses to decrease as a percentage of sales and range between 34% and 36% of sales. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar would cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in these currencies.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended November 30, 2012, gross research and development expenses totaled $13.9 million, or 23.2% of sales, compared to $14.8 million, or 22.3% of sales for the same period last year.

In the first quarter of fiscal 2013, our gross research and development expenses decreased year-over-year, especially salaries and benefits, due in part to the impact of our restructuring plan implemented in the fourth quarter of fiscal 2012.

In addition, in the first quarter of fiscal 2013, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to the same period last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended November 30, 2012, tax credits and grants for research and development activities were $2.3 million, or 16.5% of gross research and development expenses, flat compared to $2.3 million, or 15.7% of gross research and development expenses for the same period last year.

For fiscal 2013, we expect our net research and development expenses to decrease as a percentage of sales and range between 17% and 19% of sales. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A large portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income tax assets denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks and more particularly, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended November 30, 2012, we recorded a foreign exchange gain of $756,000 compared to $1.7 million for the same period last year.

During the first quarter of fiscal 2013, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $756,000 during that period. In fact, the period-end value of the Canadian dollar decreased 0.7% to CA$0.9932 = US$1.00 in the first quarter of fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange gain during that period. In fact, the period-end value of the Canadian dollar decreased 4.0% to CA$1.0197 = US$1.00 in the first quarter of fiscal 2012, compared to CA$0.9784 = US$1.00 at the end of the previous quarter.

INCOME TAXES

For the three months ended November 30, 2011 and 2012, our income tax expenses totaled $1.1 million.

For the three months ended November 30, 2012, we reported income tax expenses of $1.1 million on a loss before income taxes of $506,000. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible loss and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign operations, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for the period.

For the three months ended November 30, 2011, we reported income tax expenses of $1.1 million on earnings before income taxes of $4.0 million, for an effective income tax rate of 28.2%; this compares to our combined Canadian and provincial statutory tax rate of 28%. Although our effective tax rate for the quarter was close to our statutory tax rate, we had some offsetting elements during the quarter. First, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign operations, and was therefore non-taxable. In addition, during the quarter, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery $557,000. However, we did not recognize deferred income taxes for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs.

Please refer to note 6 to our condensed interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at November 30, 2012, cash and short-term investments totalled $59.0 million, while our working capital was at $114.5 million. Our cash and short-term investments decreased $8.1 million in the first quarter of fiscal 2013, compared to the previous quarter. During the first quarter of fiscal 2013, operating activities used $4.8 million in cash, and we made cash payments of $2.0 million and $973,000 respectively for the purchase of capital assets and the redemption of share capital pursuant to our share repurchase program. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $424,000. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper and banker acceptances issued by high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, any other potential acquisition, as well as our share repurchase program. As at November 30, 2012, cash balances included an amount of $32.7 million that bears interest at a rate of 1.3%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $16.2 million for working capital and other general corporate purposes, and unused lines of credit of $26.8 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $4.8 million for the three months ended November 30, 2012, compared to cash flows provided of $6.5 million for the same period last year.

Cash flows used by operating activities in the first quarter of fiscal 2013 were attributable to the net earnings after items not affecting cash of $1.6 million more than offset by the negative net change in non-cash operating items of $6.3 million; this was mainly due to the negative effect on cash of the increase of $8.1 million in our accounts receivable due to the increase and the timing of sales during the quarter as well as the increase of $1.9 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the increase of $3.6 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Investing activities

Cash flows used by investing activities were $2.0 million for the three months ended November 30, 2012, compared to cash flows provided of $28.4 million for the same period last year.

 In the first quarter of fiscal 2013, we paid $2.0 million for the purchase of capital assets.

For the corresponding period last year, we disposed (net of acquisitions) of $32.9 million worth of short-term investments but we paid $4.5 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

Financing activities

Cash flows used by financing activities were $922,000 for the three months ended November 30, 2012, compared to $1.1 million for the same period last year.

In the first quarter of fiscal 2013, we redeemed share capital for a cash consideration of $973,000.

For the corresponding period last year, we reimbursed our bank loan of $785,000 and redeemed share capital for a cash consideration of $363,000.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2012, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2012 to August 2013	$16,700,000	1.0243
September 2013 to August 2014	3,600,000	1.0439
Total	$20,300,000	1.0277

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and $625,000 as at November 30, 2012. The quarter-end exchange rate was CA$0.9932 = US$1.00 as at November 30, 2012.

SHARE CAPITAL

Share capital

As at January 9, 2013, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,696,646 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2012, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.0 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.6 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4.0 million. This line of credit was unused as at November 30, 2012.

SPECIAL PURPOSES ENTITIES

As at November 30, 2012, we did not have interests in any special purposes entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies and estimates used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2012 filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to note 2 to our condensed interim consolidated financial statements for the three months ended November 30, 2012 and to our consolidated financial statements for the year ended August 31, 2012 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISK FACTORS

There have been no material changes from the risk factors disclosed in our Annual Report in Form 20-F for the year ended August 31, 2012.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2012	2011

IFRS net earnings (loss) for the period	$(1,638)	$2,887

Add (deduct):

Depreciation of property, plant and equipment	1,605	1,568
Amortization of intangible assets	1,962	1,921
Interest (income) expenses	(33)	71
Income taxes	1,132	1,134
Stock-based compensation costs	448	555
Foreign exchange gain	(756)	(1,664)
Adjusted EBITDA for the period	$2,720	$6,472

Adjusted EBITDA in percentage of sales	4.5%	9.7%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2012	August 31, 2012	May 31, 2012	February 28, 2012

Sales	$59,821	$57,156	$59,505	$66,917
Cost of sales (1)	$23,657	$21,257	$23,549	$23,616
Earnings (loss) from operations	$(1,295)	$(1,678)	$(4,355)	$4,109
Net earnings (loss)	$(1,638)	$(3,714)	$(3,720)	$954
Basic and diluted net earnings (loss) per share	$(0.03)	$(0.06)	$(0.06)	$0.02

	Quarters ended
	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011

Sales	$66,388	$64,414	$67,630	$72,046
Cost of sales (1)	$23,370	$23,447	$24,243	$27,821
Earnings from operations	$2,428	$5,878	$3,489	$6,782
Net earnings	$2,887	$4,597	$1,757	$1,674
Basic and diluted net earnings	$0.05	$0.08	$0.03	$0.03

(1)	The cost of sales is exclusive of depreciation and amortization.